SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. )1

Cardima, Inc.
(Name of Issuer)

Common Stock, $.001
(Title of Class of Securities)

14147M403

(CUSIP Number)

Richard Friedman, 61 Broadway, 32nd Floor,
New York, New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)
[    ] Rule 13d-1(c)
[    ] Rule 13d-1(d)

(Page 1 of     Pages)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 14147M403	13D	Page 2 of Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Cheney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 16,800,000 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER 16,800,000 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,800,000 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.1% (based on 98,316,311 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON* IN

(1) The shares were issued to Nelson Capital Corporation pursuant to a Debt Settlement Agreement entered into between the Company and Apix international limited.

(2) On June 6, 2007, Cardima Inc. (the “Company) issued to Apix International Limited (beneficially owned by Mr. Cheney), 5,000,000 shares of the Company’s Series A Preferred Stock which is convertible into 10,000,000 shares of the Company’s common stock. On July 31, 2007, the Company effectuated a one for ten reverse stock split. As a result of the split, Mr. Cheney became the beneficial owner of an aggregate of 1,000,000 shares of the Company’s common stock.

Item 1(a).	Name of Issuer:

Cardima, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

47266 Benicia Street, Freemont, California, 94538

Item 2(a).	Name of Person Filing.

Robert Cheney – c/o 47266 Benicia Street, Freemont, California, 94538

National Capital Corporation - 24F, Block 48, Baguio Villa, 550 Victoria Road, Pokfulam, Hong Kong, China

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Item 2©.	Citizenship.

Canada

Item 2(d).	Title of Class of Securities.

Common Stock, $.001 par value

Item 2(e).	CUSIP Number.

14147M403

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b or (c), Check Whether the Person Filing is a:

(a)  Broker or dealer registered under Section 15 of the Exchange Act.
(b)  Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)  Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
(d)  Investment Company registered under Section 8 of the Investment Company Act.
(e)  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) ofthe Investment Company Act.
(j)  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 17,800,000
(b) Percent of class: 18.1%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 17,800,000
(ii) Shared power to vote or to direct the vote:
(iii) Sole Power to dispose or to direct the disposition of: 17,800,000
(iv) Shared Power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nelson Capital Corporation

Date: November 26, 2007	By:	/s/ Robert Cheney
Name: Robert Cheney
Title: Director

Signature: /s/Robert Cheney
Name: Robert Cheney

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